Effective as of the market close September 20, 2013, the assets of the Madison Disciplined Equity Fund were reorganized into the Madison Investors Fund.
The Madison Investors Fund was the legal and accounting survivor of the business combination, therefore, its historical performance was retained.
Under the plan of reorganization, the shares were exchanged as follows:
Shares Per Share Conversion
Exchanged from:  shares
Madison Disciplined Equity Class Y 11,863,495.719
Exchanged for: Shares Ratio Madison Investors Class Y 7,372,948.591 0.6215 Exchanged from: shares
Madison Disciplined Equity Class R6 239,022.380
Exchanged for: Shares Ratio
Madison Investors Class R6 148,698.697 0.6221
In addition, the Fund also launched a new Class A Shares which commenced operations on September 23, 2013.